                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                              TO RULE 13d-1(a) AND
                            AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. ) *

                             COMPUTER RESEARCH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    205327109
            -------------------------------------------------------
                                 (CUSIP Number)

                                 Rodger O. Riney
                              CRI Acquisition, Inc.
                     12855 Flushing Meadows Drive, Suite 100
                            St. Louis, Missouri 63131
                            (800) 888-1980, ext. 1101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 7, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                                                         ----------------------------------------------
CUSIP NO. 205327 10 9                                                            PAGE        2        OF       7       PAGES
-----------------------                                                         ----------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
1         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CRI Acquisition, Inc.

------------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                                       (a)  [ ]
2                                                                                                                  (b)  [ ]

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          SEC USE ONLY
3

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          SOURCE OF FUNDS *
4
          AF

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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]
5

------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
6
          Delaware

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                               SOLE VOTING POWER
       NUMBER OF
                        7
                      --------------------------------------------------------------------------------------------------------
        SHARES                 SHARED VOTING POWER

     BENEFICIALLY       8
                               1,403,495
       OWNED BY       --------------------------------------------------------------------------------------------------------
                               SOLE DISPOSITIVE POWER
         EACH
                        9
       REPORTING
                      --------------------------------------------------------------------------------------------------------
                               SHARED DISPOSITIVE POWER
        PERSON
                       10
         WITH                  1,403,495
     -------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          1,403,495

------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *                                         [ ]
12


------------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          34.8%

------------------------------------------------------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON *
14
          CO

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
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 205327 10 9                                                            PAGE        3        OF       7       PAGES
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
          NAME OF REPORTING PERSON
1         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Rodger O. Riney

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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                                         (a)  [ ]
2                                                                                                                    (b)  [ ]
------------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
3
------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS *
4
          PF

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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [X]
5
------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
6
          United States of America

------------------------------------------------------------------------------------------------------------------------------
       NUMBER OF               SOLE VOTING POWER
                        7
        SHARES          ------------------------------------------------------------------------------------------------------
                               SHARED VOTING POWER
     BENEFICIALLY       8
                               1,403,495
     OWNED BY EACH      ------------------------------------------------------------------------------------------------------
                               SOLE DISPOSITIVE POWER
       REPORTING        9
                        ------------------------------------------------------------------------------------------------------
     PERSON WITH               SHARED DISPOSITIVE POWER
                        10
                               1,403,495
------------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          1,403,495

------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *                                         [ ]
12
------------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          34.8%

------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON *
14
          IN
------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

        This Statement on Schedule 13D (this "Statement") relates to the shares of common stock, no par value (the "Common Stock"), of Computer Research, Inc., a Pennsylvania corporation (the "Issuer"), which has its principal executive offices at Southpointe Plaza I, 400 Southpointe Boulevard, Suite 300, Canonsburg, Pennsylvania 15317-8539.


ITEM 2. IDENTITY AND BACKGROUND

        (a) The persons filing this Statement are CRI Acquisition, Inc. ("CRI Acquisition") and Rodger O. Riney ("Riney"). CRI Acquisition is a new corporation formed for the sole purpose of entering into the transactions to which this Statement relates. Riney is the sole executive officer (President, Treasurer and Secretary), sole director and sole stockholder of CRI Acquisition. As such, Riney is in a position, directly and indirectly, to determine the investment and voting decisions made by CRI Acquisition.

        (b) The address of CRI Acquisition's principal business and its principal office is 12855 Flushing Meadows Drive, Suite 100, St. Louis, Missouri 63131. Riney's business address is 12855 Flushing Meadows Drive, Suite 100, St. Louis, Missouri 63131.

        (c) Riney is the President and Chief Executive Officer of Scottrade, Inc. ("Scottrade"), a brokerage firm with its principal business address at 12855 Flushing Meadows Drive, Suite 100, St. Louis, Missouri 63131.

        (d) Neither CRI Acquisition nor Riney has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Except as set forth below, neither CRI Acquisition nor Riney has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Riney, Scottrade, and a Scottrade branch manager were jointly named as defendants in an NASD arbitration proceeding filed in January 1999 (NASD Case #99-00028). The claimant in the proceedings was a Scottrade customer whose stock in Johnson & Johnson was sold by Scottrade because timely payment for the purchase of the stock was not received. Claimant alleged that when Scottrade liquidated his position because of nonpayment, Scottrade's failure to provide notice of the sale constituted a misrepresentation. Claimant sought an award of 4,227. In January, 2000, the arbitrator determined in full and final resolution of the issues submitted that the defendants were jointly and severally liable to claimant for $1,000. All other requested relief was denied. The award contained no specific findings of any violations of any law or rule or that a misrepresentation had occurred. Riney never had any direct dealings with the claimant and was apparently named in the proceeding solely as a result of being the President of Scottrade.

        (f) CRI Acquisition is a Delaware corporation. Riney is a citizen of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On July 7, 2000, CRI Acquisition purchased 1,403,495 shares of Common Stock of Issuer at a price of $2.42 per share, for a total purchase price of $3,396,457.90 in cash. The purchase price was contributed to CRI Acquisition by Riney out of his personal funds. The purchase was made pursuant to a Purchase Agreement among James L. Schultz, James L. Schultz and Helen D. Schultz as Tenants by the Entirety and as Joint Tenants, David J. Vagnoni,

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Issuer and CRI Acquisition dated as of July 7, 2000 (the "Purchase Agreement").
Mr. Schultz and Mr. Vagnoni are officers and directors of Issuer.

ITEM 4. PURPOSE OF TRANSACTION

        The purpose of the transaction is to acquire control of Issuer. Under the terms of the Purchase Agreement, CRI Acquisition is obligated to commence a cash tender offer for the remaining outstanding shares of Common Stock of Issuer at $2.42 per share of Common Stock. In the event CRI Acquisition does not acquire all of the outstanding shares of Common Stock of Issuer pursuant to the tender offer, CRI Acquisition must then enter into a merger agreement under which Issuer will be merged with and into a wholly owned subsidiary of CRI Acquisition and the remaining stockholders of Issuer will receive $2.42 per share of Common Stock in cash in exchange for their shares of stock of Issuer, resulting in CRI Acquisition becoming the sole stockholder of Issuer. In accordance with the Purchase Agreement, CRI Acquisition's obligation to commence the tender offer, purchase the shares tendered thereunder and, if necessary, to consummate the merger is subject to certain conditions, including the absence of litigation seeking to restrict or prevent the tender offer, the absence of any competing offers and the absence of a material adverse change in the business, financial condition or assets of the Issuer.

        In accordance with the Purchase Agreement, CRI Acquisition has agreed that neither it nor any of its affiliates will seek to elect any members of the Issuer's Board of Directors or seek to influence or change the management policies of the Issuer in any way until after the completion or abandonment of the cash tender offer and subsequent merger. In accordance with the Purchase Agreement, upon the occurrence of certain conditions, including the abandonment of or failure to consummate the tender offer, CRI Acquisition shall have the right to designate such number of directors as will give CRI Acquisition representation on the Board of Directors of Issuer equal to the percentage of outstanding Common Stock of Issuer owned by CRI Acquisition.

        The Purchase Agreement contains a provision restricting the Issuer and its affiliates from soliciting, initiating or encouraging, or engaging in discussions or negotiations with any person that has made or is considering making an acquisition proposal for the Issuer.

        The description of the Purchase Agreement contained herein does not purport to be complete, and is qualified in its entirety by reference to such Purchase Agreement, which is filed as Exhibit 2 to this Statement.

        Riney and CRI Acquisition currently intend to operate Issuer on an independent basis in substantially the same manner as it currently operates. Neither CRI Acquisition or Riney have any plan to make material changes in the business or corporate structure of Issuer. Except as described in this Item 4, none of the reporting persons have any plans or proposals that relate to or would result in any matters required to be disclosed in response to paragraphs
(a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) Amount Beneficially Owned: As of July 7, 2000, CRI Acquisition was the direct beneficial owner of 1,403,495 shares of Common Stock, constituting 34.8% of the outstanding Common Stock. Riney, by virtue of his relationship to CRI Acquisition (as disclosed in Item 2), beneficially owns the shares of Common Stock that CRI Acquisition owns.

        (b) Voting and Dispositive Power: CRI Acquisition and Riney may be deemed to have shared voting and dispositive power as to the 1,403,495 shares of Common Stock, which represents approximately 34.8% of the issued and outstanding shares of Common Stock.

        (c) Transactions within the last 60 days: Other than as described in
            Item 3 above, neither CRI Acquisition nor Riney has effected any transactions involving the Common Stock within the last 60 days.

        (d) Right to Receive Dividends: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by CRI Acquisition.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

        CRI Acquisition acquired its direct beneficial ownership of the 1,403,495 shares of Common Stock pursuant to the terms of the Purchase Agreement. The foregoing description of the terms of the Purchase Agreement is qualified in its entirety by reference to Exhibit 2, which is hereby incorporated by reference.

        Riney has entered into a Financial Advisory Agreement with Sanders Morris Harris ("SMH") dated June 30, 2000 (the "Advisory Agreement"), which retains SMH to act as financial advisor to Riney in connection with the acquisition of the Issuer. As compensation to SMH, Riney is obligated to pay a formula-based fee calculated upon the purchase price of the Issuer. Riney has agreed to reimburse SMH for its reasonable out-of-pocket expenses incurred in connection with the engagement, and to indemnify SMH and certain related persons against certain liabilities and expenses in connection with the engagement. A form of the Advisory Agreement is attached as Exhibit 3 to this Statement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        1. Joint Filing Agreement

        2.  Purchase Agreement

        3.  Advisory Agreement

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                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     Date: July 17, 2000


                                     CRI ACQUISITION, INC.



                                     Signature:     /s/ Rodger O. Riney
                                               ---------------------------------
                                                    Rodger O. Riney, President,
                                                    Treasurer  and Secretary




                                     /s/ Rodger O. Riney
                                     -------------------------------------------
                                     Rodger O. Riney

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
------                            -----------
  1.                         Joint Filing Agreement

  2.                         Purchase Agreement

  3.                         Advisory Agreement